SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Spanish Broadcasting System, Inc.
(Name of Issuer)

Class A Common Stock; par value $0.0001 per share
(Title of Class of Securities)

846425882
(CUSIP Number)

David Tomasello
Attiva Capital Partners, LTD
275 Madison Avenue, 4th floor
New York, New York 10016
Telephone Number: (917) 668-1217
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Attiva Capital Partners, LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BRITISH VIRGIN ISLANDS

NUMBER OF	7	SOLE VOTING POWER
SHARES		None
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		2,650,546
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		None

	10	SHARED DISPOSITIVE POWER
		2,650,546

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

INTRODUCTION

ITEM 1. Security and Issuer

This statement relates to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Spanish Broadcasting System, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 2601 South Bayshore Drive, PH II, Coconut Grove, Florida 33133

ITEM 2. Identity and Background

Attiva Capital Partners, LTD is a British Virgin Islands  limited partnership company primarily engaged in the business of investing in securities

Antonio Tomasello is the father of David Tomasello who is a managing member of Attiva Capital Partners, LTD

Antonio Tomasello is Italian Citizen

The business address of the eping person is 275 Madison Avenue, 4th Floor, New York, NY 10016

During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws

ITEM 3. Source and Amount of Funds or Other Consideration

WC

ITEM 4. Purpose of Transaction

 The Attiva "Group" acquired the Acquired Shares of Spanish Broadcasting (NYSE: SBSA) in the belief that the common shares of Spanish Broadcasting were undervalued. Representatives of Attiva Capital Partners, LTD  may seek to have discussions with representatives of Spanish broadcasting. The Attiva Group may, from time to time and at any time, acquire additional common shares of Spanish Broadcasting and/or other equity, debt or other securities or instruments (collectively, "Securities") of Spanish Broadcasting in the open market or otherwise and reserve the the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities. Representatives of Attiva may contact other  shareholders/debtholders of the company and engage in transactions that may enhance shareholder value.

ITEM 5. Interests in Securities of the Company

Attiva Capital Partners,LTD  beneficially owns 75,000 shares of Common Stock as of March 4, 2009 which represents 0.18% of the outstanding Common Stock

Antonio Tomasello beneficially own  2,575,546 shares of Common Stock as of March 4, 2009 which represents  6.2%2 % of the outstanding Common Stock

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company

ITEM 7. Material to be Filed as Exhibits

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

David Tomasello / Attiva Capital partners, LTD

Antonio Tomasello